Exhibit 99.6

EXECUTION VERSION

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 6th day of October, 2026.

BETWEEN:

ATCO LTD., a corporation existing under the laws of the Province of Alberta (“ATCO”)

-and-

EMERA INCORPORATED, a company existing under the laws of the Province of Nova Scotia (“Emera”)

WHEREAS ATCO is the registered or beneficial owner of, or directly or indirectly exercises control or direction over, each of the Class A Shares (the “Canadian Utilities Class A Shares”) and the Class B Shares (the “Canadian Utilities Class B Shares”) of Canadian Utilities Limited (“Canadian Utilities”) set forth on Schedule A hereto (such Canadian Utilities Class A Shares and Canadian Utilities Class B Shares, together with any additional voting or equity securities of Canadian Utilities which ATCO acquires registered or beneficial ownership of or direct or indirect control or direction over after the date hereof, collectively being ATCO’s “Subject Securities”);

AND WHEREAS Emera, ATCO, Canadian Utilities and 2856571 Alberta Ltd., have entered into an arrangement agreement concurrently with the entering into of this Agreement (including the plan of arrangement attached thereto, the “Arrangement Agreement”) pursuant to which, among other things and subject to the terms and conditions set forth therein, Emera will directly or indirectly acquire all of the outstanding Canadian Utilities Class A Shares and the Canadian Utilities Class B Shares not owned by ATCO;

AND WHEREAS ATCO acknowledges that Emera would not enter into the Arrangement Agreement but for the execution, delivery and performance of this Agreement by ATCO;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

Section 1.1  Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

Section 1.2  Certain Rules of Interpretation

(a)

The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Agreement (including the Schedule hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

(b)

Words importing the singular include the plural and vice versa, and words importing the use of any gender include all genders. Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”. If a term is defined in this Agreement, a derivative of that term will have a corresponding meaning.

(c)

Each of the parties to this Agreement acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

(d)

For the purpose of this Agreement, a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors, or similar supervisory body, of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person, or (iv) the second Person is a trust and the first Person is entitled to elect or designate a majority of the trustees of the trust, whether by Contract, by ownership or control or direction of securities or otherwise.

Section 1.3  Schedules

The following Schedule attached hereto constitutes an integral part of this Agreement:

Schedule “A” -	Subject Securities

ARTICLE 2 – COVENANTS

Section 2.1  Covenants of ATCO

ATCO hereby covenants and agrees in favour of Emera that, from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with Article 4:

(a)

at any meeting of shareholders or any class of shareholders of Canadian Utilities (including the Canadian Utilities Meeting) or any adjournment thereof at which holders of Subject Securities are entitled to vote, or in any other circumstances upon which a vote (including in connection with any separate vote of any class of shareholders or any other sub-group of shareholders of Canadian Utilities that may be required to be held and at which the Subject Securities may be voted), consent (including a written consent in lieu of a meeting) or other approval with respect to the Arrangement or any transaction contemplated by the Arrangement Agreement is sought, ATCO shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities for (i) the approval of the Arrangement and each of the other transactions contemplated by the Arrangement Agreement, (ii) any proposal to adjourn or postpone such meeting if such adjournment or postponement is proposed by Emera pursuant to and in compliance with the provisions of the Arrangement Agreement, and (iii) any other matter necessary for the consummation of the Arrangement or any other transaction contemplated by the Arrangement Agreement;

(b)

at any meeting of shareholders or any class of shareholders of Canadian Utilities (including the Canadian Utilities Meeting) or at any adjournment thereof at which holders of Subject Securities are entitled to vote, or in any other circumstances upon which a vote (including in connection with any separate vote of any class of shareholders or any other sub-group of shareholders of Canadian Utilities that may be required to be held and at which the Subject Securities may be voted), consent (including a written consent in lieu of a meeting) or other approval is sought, ATCO shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal and any action, proposal, transaction, agreement or matter that could reasonably be expected to enable, encourage, support, promote, lead to or otherwise facilitate an Acquisition Proposal, and (ii) any action, proposal, transaction, agreement or matter that could reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Canadian Utilities under the Arrangement Agreement or of ATCO under this Agreement, (B) impede, interfere with, delay, discourage, prevent, adversely affect, inhibit or frustrate the timely consummation of the Arrangement, any other transaction contemplated by the Arrangement Agreement or the fulfillment of the conditions to the consummation of the Arrangement, or (C) change in any manner the voting rights of any class of shares of Canadian Utilities (including any amendments to Canadian Utilities’s or any of its Subsidiaries’ constating documents);

(c)

no later than ten (10) days prior to the date of any meeting of shareholders or class of shareholders of Canadian Utilities (including the Canadian Utilities Meeting), ATCO shall, with respect to all of its Subject Securities deliver or cause to be delivered, with a copy to Emera concurrently with such delivery, a duly executed proxy or voting instructions causing the Subject Securities to be voted in accordance with ATCO’s obligations in Section 2.1(a) and Section 2.1(b), as applicable. Such proxy or voting instructions shall confer voting authority on those individuals as may be designated by Canadian Utilities, as applicable, in the management information circular (including the Circular) and form of proxy with respect to such meeting (including the Canadian Utilities Meeting) and such proxy or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of Emera or to the extent required to comply with ATCO’s obligations in Section 2.1(a) and Section 2.1(b);

(d)

ATCO shall revoke and take all steps necessary to effect the revocation of any and all prior proxies granted or voting instruction forms or other voting documents that may conflict with or be inconsistent with the matters set forth in this Agreement, and not, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement, except as expressly required or permitted by this Agreement;

(e)

ATCO shall not directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement or understanding with respect to the Transfer of, any of its Subject Securities to any Person, other than to Emera pursuant to the Arrangement Agreement, (ii) grant any proxy, power of attorney, or voting instructions, deposit any of its Subject Securities into any voting trust or enter into any voting or pooling agreement, whether by Contract, Law or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, or (iii) agree to take any of the actions prohibited by the foregoing clauses (i) and (ii);

(f)	ATCO shall, and shall cause its Representatives to, use its reasonable best efforts to oppose any of the matters described in Section 2.1(b);

(g)	ATCO shall not, directly or indirectly, exercise any rights of appraisal or rights of dissent provided under any applicable Law in connection with the Arrangement (including the

Dissent Rights) or the other transactions contemplated by the Arrangement Agreement;

(h)

ATCO shall promptly notify Emera upon acquiring or becoming the legal or beneficial owner of, or acquiring direct or indirect control or direction over, any additional Canadian Utilities Class A Shares or Canadian Utilities Class B Shares or other voting or equity securities in the capital of Canadian Utilities after the date hereof, and from and after the date of such acquisition, all such additional securities shall be deemed to be “Subject Securities” of ATCO and subject to all of the terms and conditions of this Agreement;

(i)

ATCO shall not, nor shall it permit any of its Representatives to, take any other action of any kind, directly or indirectly, which could, individually or in the aggregate, reasonably be expected to reduce the success of, or delay or interfere with, the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

(j)

ATCO shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other action necessary or as Emera or Canadian Utilities may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

Section 2.2  Breach of Covenants

Without limiting the generality of the foregoing, ATCO shall cause its Representatives to comply with the covenants in this Article 2 to the same extent they apply to ATCO, and any violation of any of the covenants set forth in this Article 2 by any such Representative will be deemed to be a breach of this Article 2 by ATCO. ATCO shall promptly advise Emera, at first orally and then promptly and in any event within 24 hours in writing, of any breach by ATCO or its Representatives of which it becomes aware of any covenant or agreement contained in this Agreement.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

Section 3.1  Representations and Warranties of ATCO

ATCO represents and warrants to and covenants with Emera as follows, and acknowledges that Emera is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)	Organization and Qualification; Capacity and Corporate Authorization. ATCO is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of Alberta.

(b)

Corporate Authorization. ATCO has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by ATCO of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of ATCO and no other corporate proceedings on the part of ATCO are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby.

(c)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by ATCO, and constitutes a legal, valid and binding agreement of ATCO, enforceable against it in accordance with its terms subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)

Governmental Authorization. The execution, delivery and performance by ATCO of this Agreement and, assuming that each of the conditions set forth in Article 6 of the Arrangement Agreement is met, the consummation by ATCO of the transactions contemplated hereby do not require any filing or registration with, or authorization, consent or approval of, any Governmental Authority by ATCO, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede or delay the ability of ATCO to consummate the transactions contemplated by this Agreement and the Arrangement Agreement.

(e)

No Conflict/Non-Contravention. The execution and delivery of this Agreement by ATCO, and, assuming that each of the conditions set forth in Article 6 of the Arrangement Agreement is met, performance of its obligations hereunder and the consummation by ATCO of the transactions contemplated hereby, do not and will not:

(i)	contravene, conflict with, or result in any violation or breach of the constating documents of ATCO;

(ii)

contravene, conflict with or result in a violation or breach of Law, except as would not, individually or in the aggregate, materially impede the ability of ATCO to consummate the transactions contemplated hereby; or

(iii)	result in the creation or imposition of any Encumbrance upon the Subject Securities.

(f)

Litigation. There are no material claims, actions, suits, arbitrations or inquiries, investigations or proceedings in progress or pending or, to the knowledge of ATCO, threatened, against ATCO or any of its affiliates, that if determined adverse to the interests of ATCO or any of its affiliates would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby. ATCO is not subject to any outstanding judgement, order, writ, injunction or decree that would reasonably be expected to prevent or delay consummation of the transactions contemplated by this Agreement.

(g)

Ownership of Subject Securities. As of the date hereof, ATCO is the registered or beneficial owner of, or directly or indirectly exercises control or direction over, and, at all times between the date hereof and the Effective Time, ATCO will be the registered or beneficial owner of, or will directly or indirectly exercise control or direction over, ATCO’s Subject Securities.

(h)

Exercise of Control or Direction. As of the date hereof, other than the Subject Securities set forth on Schedule A, neither ATCO nor its affiliates (i) is the legal or beneficial owner of, or directly or indirectly exercises control or direction over, any Canadian Utilities Class A Shares or Canadian Utilities Class B Shares or other voting or equity securities (or any securities convertible or exchangeable into any voting or equity securities) in the capital of Canadian Utilities, or (ii) has any right to acquire legal or beneficial ownership of, or direct or indirect control or direction over, any Canadian Utilities Class A Shares, Canadian Utilities Class B Shares or other voting or equity securities (or any securities convertible or exchangeable into any voting or equity securities) in the capital of Canadian Utilities.

(i)

No Agreements. No Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or Contract) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement and the Arrangement Agreement.

(j)

Voting. As at the date hereof, ATCO has, and, immediately prior to the Effective Time, ATCO will have, the right and authority to enter into this Agreement and to vote or cause to be voted the Subject Securities as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, voting instructions, pooling agreement or voting trust, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, other than pursuant to this Agreement.

(k)

Good Title. As of the date hereof, ATCO has, and, immediately prior to the Effective Time, ATCO will have, good and marketable title to the Subject Securities, free and clear of all Encumbrances or rights of others of any nature or kind whatsoever.

(l)

Residency. As of the date hereof, ATCO is, and immediately prior to the Effective Time will be, a resident of Canada for the purposes of Applicable Canadian Securities Laws and Applicable U.S. Securities Laws.

Section 3.2  Representations and Warranties of Emera

Emera represents and warrants to and covenants with ATCO as follows, and acknowledges that ATCO is relying upon such representations, warranties and covenants in entering into this Agreement that:

(a)

Organization and Qualification. Emera is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of Nova Scotia, and has all requisite corporate power and capacity to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b)

Corporate Authorization. Emera has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by Emera of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Emera and no other corporate proceedings on the part of Emera are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby.

(c)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by Emera, and constitutes a legal, valid and binding agreement of Emera enforceable against it in accordance with its terms subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)

Governmental Authorization. The execution, delivery and performance by Emera of this Agreement and, assuming that each of the conditions set forth in Article 6 of the Arrangement Agreement is met, the consummation by Emera of the transactions contemplated hereby do not require any filing or registration with, or authorization, consent or approval of, any Governmental Authority by Emera, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede or delay the ability of Emera to consummate the transactions contemplated by this Agreement and the Arrangement Agreement.

(e)

No Conflict/Non-Contravention. The execution and delivery of this Agreement by Emera, and, assuming that each of the conditions set forth in Article 6 of the Arrangement Agreement is met, performance of its obligations hereunder and the consummation by Emera of the transactions contemplated hereby, do not and will not:

(i)	contravene, conflict with, or result in any violation or breach of the constating documents of Emera; or

(ii)

contravene, conflict with or result in a violation or breach of Law, except as would not, individually or in the aggregate, materially impede the ability of Emera to consummate the transactions contemplated hereby.

(f)

Litigation. There are no material claims, actions, suits, arbitrations or inquiries, investigations or proceedings in progress or pending or, to the knowledge of Emera, threatened, against Emera, that if determined adverse to the interests of Emera would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby. Emera is not subject to any outstanding judgement, order, writ, injunction or decree that would reasonably be expected to prevent or delay consummation of the transactions contemplated by this Agreement.

(g)

Canadian Securities Law Matters and Stock Exchange Compliance. Emera is a “reporting issuer” under Applicable Canadian Securities Laws in each of the provinces of Canada. The Emera Shares are listed and posted for trading on the TSX and are listed on the NYSE. Emera is in compliance in all material respects with Applicable Canadian Securities Laws and the applicable listing and corporate governance rules and regulations of the TSX and NYSE. As of the date hereof, Emera has not taken any action to cease to be a reporting issuer in any province of Canada nor has Emera received notification from any Governmental Authority seeking to revoke the reporting issuer status of Emera. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Emera is pending, in effect or, to the knowledge of Emera, has been threatened, or is expected to be implemented or undertaken (other than in connection with the transactions contemplated by this Agreement), and Emera is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(h)

U.S. Securities Law Matters. The Emera Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and Emera is in material compliance with its reporting obligation as a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act, pursuant to Section 13 of the U.S. Exchange Act.

(i)

Reports. Since June 30, 2026, Emera has timely filed true and correct copies of Emera Documents that Emera is required to file under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, other than such Emera Documents that the failure to file would, individually or in the aggregate, not have a Material Adverse Effect on Emera. The documents comprising Emera Documents (i) complied as filed in all material respects with Law, and (ii) did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any misrepresentation. Any amendments to the Emera Documents required to be made have been filed on a timely basis with the applicable Governmental Authority. Emera has not filed any confidential material change report with any Governmental Authority which at the date hereof remains confidential or any other confidential filings filed under Applicable Canadian Securities Laws or Applicable U.S. Securities Laws. There are no outstanding or unresolved comments in comment letters from any Governmental Authority with respect to any of the Emera Documents and, to the knowledge of Emera, neither Emera nor any of the Emera Documents is subject of an ongoing audit, review, comment or investigation by any Governmental Authority.

(j)

Emera Shares. The authorized capital of Emera is set forth in Emera’s constating documents. The Emera Shares to be issued as Consideration pursuant to the Arrangement have been duly authorized and reserved for issuance and, upon issuance, will be validly issued as fully paid and non-assessable shares in the capital of Emera, will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities and will be listed and posted for trading on the TSX and listed on the NYSE.

ARTICLE 4 - TERMINATION

Section 4.1  Termination

(a)	This Agreement shall automatically terminate upon the earlier of (i) the termination of the Arrangement Agreement in accordance with its terms, and (ii) the Effective Time.

(b)	This Agreement may be terminated by notice in writing:

(i)

by ATCO if the ATCO Board recommends a Superior Proposal, withdraws the ATCO Board Recommendation or accepts, approves or enters into a Permitted Acquisition Agreement in respect of a Superior Proposal, in each case, in accordance with Section 7.1 of the Arrangement Agreement; or

(ii)

by Emera if ATCO breaches or is in default of any of the covenants or obligations of ATCO under this Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of ATCO under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that Emera has notified ATCO in writing of any of the foregoing events and the same has not been cured by ATCO within 15 days of the date such notice was received by ATCO and provided that Emera has not breached this Agreement and is not in material default in its performance of its obligations hereunder.

Section 4.2  Effect of Termination; Survival

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination.

ARTICLE 5 - GENERAL

Section 5.1  Further Assurances

Each of ATCO and its affiliates and Emera and its affiliates will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as any party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and the Arrangement Agreement.

Section 5.2   Fiduciary Obligations

Emera agrees and acknowledges that ATCO is bound hereunder solely in its capacity as a registered or beneficial owner of, or a Person who directly or indirectly exercises control or direction over, the Subject Securities, and that the provisions hereof shall not be deemed or interpreted to bind any affiliates of ATCO or any of the officers or directors of ATCO or any affiliate thereof in their capacities as a director or officer of ATCO.

Section 5.3   Time

Time is of the essence in this Agreement.

Section 5.4   Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein and the parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.

Section 5.5   Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.6   Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.7   Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. No failure or delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise preclude any other or further exercise of any right, power or privilege under this Agreement.

Section 5.8   Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.9   Third Party Beneficiaries

This Agreement shall not confer any rights or remedies upon any Person other than the parties and their respective successors and permitted assigns.

Section 5.10  Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto.

Section 5.11  Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:

(a)	if to Emera, addressed to it at:

Emera Incorporated

5151 Terminal Road

Halifax, Nova Scotia

B3J 1A1

   Attention:  [name and position redacted]

   Email:    [email address redacted]

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

P.O. Box 50

Toronto, ON M5X 1B8

   Attention:  John Macfarlane; Jeremy Fraiberg; Kai Sheffield

   Email:    jmacfarlane@osler.com; jfraiberg@osler.com;

        ksheffield@osler.com

(b)	if to ATCO, addressed to it at:

ATCO Ltd.

5302 Forand St. S.W.

Calgary, Alberta T3E 8B4

   Attention:  [name and position redacted]

   Email:    [email address redacted]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500, 855 2 Street S.W.

Calgary, Alberta T2P 4J8

Attention:   Dan McLeod; Jeff Bakker; Michael Barrett

Email: dan.mcleod@blakes.com; jeff.bakker@blakes.com;

michael.barrett@blakes.com

or to such other address as a party may, from time to time, advise to the other party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such email is received.

Section 5.12 Specific Performance and other Equitable Rights

The parties to this Agreement agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including, without limitation, following termination of the Arrangement Agreement or the payment of any amounts to Emera under the Arrangement Agreement or otherwise and whether or not an Alternative Transaction has been commenced by Emera. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

Section 5.13 Expenses

All out-of-pocket third party expenses incurred in connection with this Agreement or the transactions contemplated by this Agreement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, this Agreement shall be paid by the party incurring such expenses, whether or not the Arrangement is consummated.

Section 5.14 Counterparts

This Agreement may be executed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

The remainder of this page is intentionally left blank; signature page follows.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

ATCO LTD.

Per:	/s/ Katherine-Jane Patrick
Name: Katherine-Jane Patrick
Title: Executive Vice President, Chief Financial & Investment Officer

Per:	/s/ Colin R. Jackson
Name: Colin R. Jackson
Title: Senior Vice President, Financial Operations

EMERA INCORPORATED

Per:	/s/ Scott Balfour
Name: Scott Balfour
Title: President and Chief Executive Officer

Per:	/s/ Jared Green
Name: Jared Green
Title: Chief Financial Officer

[Canadian Utilities Controlling Shareholder Voting Support Agreement]

SCHEDULE A

SUBJECT SECURITIES

Canadian Utilities Shares
Name of Registered Holder	Canadian Utilities Class A Shares*	Canadian Utilities Class B Shares*	Total*
ATCO Ltd.	76,396,041	66,309,246	142,705,287

*As at the date of this Agreement